Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated April 19, 2018, relating to the consolidated financial statements of Cherokee Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern due to an anticipated violation of a debt covenant during the upcoming twelve months), and the effectiveness of Cherokee Inc. and subsidiaries internal control over financial reporting, included in the Annual Report on Form 10-K of Cherokee Inc. and subsidiaries for the year ended February 3, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Los Angeles, California

October 26, 2018